                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.      )*

                                VEECO INSTRUMENTS INC.
                                   (NAME OF ISSUER)

                                     COMMON STOCK
                            (TITLE OF CLASS OF SECURITIES)

                                      922417-100
                                    (CUSIP NUMBER)

                                   BETTY J. E. WELLS
                                     P.O. BOX 6075
                               SANTA BARBARA, CA 93160
                                      (805) 964-0879
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                      COPIES TO:

                                 RORY A. GREISS, ESQ.
                     KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                   425 PARK AVENUE
                              NEW YORK, NEW YORK  10022
                                    (212) 836-8000

                                     MAY 29, 1998
                            (DATE OF EVENT WHICH REQUIRES
                              FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies are to be sent.

                                                             Page 1 of 8 Pages.
                                                        Exhibit Index on page 8.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 2 of 8 Pages.
                                                        Exhibit Index on page 8.

                                  SCHEDULE 13D
----------------------                                         -----------------
 CUSIP NO. 922 417-100                                         Page 3 of 8 Pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
                 NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1

                 Betty J.E. Wells, as an individual and as Trustee of the
                 Wells Family Trust
--------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                 INSTRUCTIONS)                                          (a) / /
  2                                                                     (b) / /

--------------------------------------------------------------------------------
                 SEC USE ONLY
  3
--------------------------------------------------------------------------------
                 SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                 OO
--------------------------------------------------------------------------------
                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                             / /
  5


--------------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                 USA
--------------------------------------------------------------------------------
  NUMBER OF      SOLE VOTING POWER
              7  1,323,531 shares of Common Stock
   SHARES
              ------------------------------------------------------------------
 BENEFICIALLY    SHARED VOTING POWER

   OWNED BY   8     -0-
              ------------------------------------------------------------------
     EACH        SOLE DISPOSITIVE POWER

  REPORTING   9  1,323,531 shares of Common Stock
              ------------------------------------------------------------------
    PERSON       SHARED DISPOSITIVE POWER

     WITH    10     -0-
--------------------------------------------------------------------------------
                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11              1,323,531 shares of Common Stock
--------------------------------------------------------------------------------
                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12              CERTAIN SHARES (SEE INSTRUCTIONS)                          / /

--------------------------------------------------------------------------------
                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.1% (based on 8,966,243 shares outstanding on
 13              May 11, 1998 and an additional 5,583,721 shares issued on May
                 29, 1998)
--------------------------------------------------------------------------------
                 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                 IN
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

     The securities to which this Statement on Schedule 13D relates are the shares of common stock, $.01 par value per share (the "Common Stock"), of Veeco Instruments Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Terminal Drive, Plainview, NY 11803.

ITEM 2.   IDENTITY AND BACKGROUND

     This Statement on Schedule 13D is being filed by Betty J.E. Wells (the "Reporting Person"), as an individual and as Trustee of the Wells Family Trust (the "Trust"). Ms. Wells is the trustee and the sole beneficiary of the Trust and the Trust is revocable at any time by Ms. Wells. Ms. Wells' address is P.O. Box 6075, Santa Barbara, California 93160. Ms. Wells has not, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Wells is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person acquired her shares of Common Stock pursuant to an Agreement and Plan of Merger, dated as of February 28, 1998, as amended (the "Merger Agreement"), among the Issuer, Digital Instruments, Inc., a California corporation ("Digital"), and the securityholders of Digital. Pursuant to the terms of the Merger Agreement, Digital merged with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation. The Reporting Person held 12,325 shares of common stock of Digital through the Trust, which were converted, pursuant to the terms of the Merger Agreement, into the right to receive 1,323,531 shares of Common Stock of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Person acquired her shares of Common Stock for investment purposes only. The Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments

                                                             Page 4 of 8 Pages.

corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person may be deemed to beneficially own 1,323,531 shares of Common Stock, representing approximately 9.1% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of May 11, 1998 and the number of shares of Common Stock issued in the Merger).

     (b) The Reporting Person holds the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,323,531 shares of Common Stock.

     (c) During the past sixty (60) days, the Reporting Person has received 1,323,531 shares of Common Stock in exchange for 12,325 shares of common stock of Digital pursuant to the terms of the Merger Agreement.

     Except as set forth above, the Reporting Person does not beneficially own any shares of Common Stock and has not effected any transaction in shares of Common Stock during the preceding 60 days.

     (d) To the best knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,323,531 shares of Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER

     1. AFFILIATES AGREEMENT. As of May 8, 1998, the Reporting Person entered into an Affiliates Agreement (the "Affiliates Agreement") with the Issuer pursuant to the terms of the Merger Agreement. Pursuant to the Affiliates Agreement, the Reporting Person has agreed not to sell, exchange, transfer, pledge, dispose of or otherwise reduce her risk relative to the shares of Common Stock or any part thereof until such time as financial results covering at least 30 days of the combined operations of the Issuer and Digital after the effective date of the Merger have been, within the meaning of Accounting Series Release No. 130 ("Release No. 130"), as amended, of the Securities and Exchange Commission (the "SEC"), filed by the Issuer with the SEC or published by the Issuer in a public filing or issuance that includes combined sales and

                                                             Page 5 of 8 Pages.

income of the Issuer and Digital. The Reporting Person has further agreed that she has no present plan or intent to engage in a sale, exchange, transfer, pledge, disposition or any other transaction that results in a reduction in the risk of ownership with respect to more than 50% of the 1,323,531 shares of Common Stock. The Affiliates Agreement contains certain other terms with respect to maintaining compliance with Release No. 130 and with the federal securities laws. (See Exhibit 1.)

     2. REGISTRATION RIGHTS AGREEMENT. As of May 29, 1998, the Reporting Person and the other former shareholders of Digital, entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer which provides the Reporting Person and such former Digital shareholders with certain registration rights for the shares of Common Stock received by them pursuant to the Merger Agreement. Pursuant to the terms of the Registration Rights Agreement, under certain circumstances the Reporting Person, together with other former shareholders of Digital, may cause the Issuer to register their shares of Common Stock with the SEC for public sale thereof. The Reporting Person also received "piggyback" registration rights pursuant to the Registration Rights Agreement. (See Exhibit 2.)

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1. Affiliates Agreement, dated as of May 8, 1998, between Betty Elings Wells and the Issuer.

     2. Registration Rights Agreement, dated as of May 29, 1998, among the Issuer, Betty Elings Wells and the other shareholders set forth on the signature pages thereto.

                                                             Page 6 of 8 Pages.

                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 4, 1998


                               /s/ Betty J.E. Wells
                              ----------------------------------
                              Betty J.E. Wells, as an individual
                                and as Trustee of The Wells
                                Family Trust

                                                             Page 7 of 8 Pages.

                                  INDEX TO EXHIBITS



EXHIBIT                                           PAGE NO. IN
-------                                           SEQUENTIAL
                                                  NUMBERING SYSTEM
                                                  ----------------

     1. Affiliates Agreement, dated as of May 8, 1998, between Betty Elings Wells and the Issuer.

     2.   Registration Rights Agreement, dated as of May 29,
          1998, among the Issuer, Betty Elings Wells and the other shareholders set forth on the signature pages thereto.


                                                             Page 8 of 8 Pages.